UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Logistic Properties of the Americas

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G5557R109

(CUSIP Number)

March 27, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP G5557R109

1.	Names of Reporting Persons HC PropTech Partners III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,130,693(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,130,693(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,693(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G5557R109

1.	Names of Reporting Persons HC PropTech III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,130,693(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,130,693(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,693(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G5557R109

1.	Names of Reporting Persons Thomas D. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,130,693(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,130,693(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,693(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP G5557R109

1.	Names of Reporting Persons Daniel J. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,130,693(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,130,693(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,693(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares are held by HC Proptech Partners III LLC. HC PropTech III LLC is the managing member of HC Proptech Partners III LLC and each of Thomas D. Hennessy and Daniel J. Hennessy are the managing members of HC PropTech III LLC.

(2)	Based on 31,709,747 ordinary shares issued and outstanding as of March 28, 2024 as reported in the Issuer’s Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2024.

SCHEDULE 13G

Item 1(a).	Name of Issuer

Logistic Properties of the Americas (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

601 Brickell Key Drive, Suite 700

Miami, FL 33131

Item 2(a).	Names of Persons Filing

HC Proptech Partners III LLC, HC PropTech III LLC, Thomas D. Hennessy and Daniel J. Hennessy (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Item 2(c).	Citizenship

Each of HC Proptech Partners III LLC and HC PropTech III LLC is a limited liability company formed in Delaware. Each of Thomas D. Hennessy and Daniel J. Hennessy is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value $.0001 per share.

Item 2(e).	CUSIP Number

G5557R109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

HC Proptech Partners III LLC is the record holder of the shares reported herein. HC PropTech III LLC is the managing member of HC Proptech Partners III LLC. Each of Thomas D. Hennessy and Daniel J. Hennessy are the managing members of HC PropTech III LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

HC Proptech Partners III LLC, a Delaware limited liability company

By:	HC PropTech III LLC, the managing member of HC Proptech Partners III LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

HC PropTech III LLC, a Delaware limited partnership

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary Shares, par value $.0001 per share, of Logistic Properties of the Americas, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 3, 2024.

HC Proptech Partners III LLC, a Delaware limited liability company

By:	HC PropTech III LLC, the managing member of HC Proptech Partners III LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

HC PropTech III LLC, a Delaware limited partnership

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy